                                                                      EXHIBIT 99

     [LETTERHEAD FOR RYDER SCOTT COMPANY PETROLEUM ENGINEERS APPEARS HERE]


                                   February 28, 1997


Pogo Producing Company
Post Office Box 2504
Houston, Texas  77252-2504

Gentlemen:

           At your request we have prepared an estimate of the reserves, future production, and income attributable to certain leasehold and royalty interests of Pogo Producing Company and its wholly owned subsidiaries (the Company) as of December 31, 1996. In accordance with the requirements of FASB 69, our estimates of the Company's net proved reserves as of December 31, 1993, 1994, 1995, and 1996, as contained in this report and our previous reports, are presented in attached Table No. 1 together with a tabulation of the components of the differences in the estimates as of such dates. The Company's reserves in the United States are located in the states of Louisiana, New Mexico, Oklahoma, Texas, and in state and federal waters offshore Louisiana and Texas. The Company's foreign reserves are located offshore Thailand.

           The estimated reserve volumes and future income amounts presented in this report are related to hydrocarbon prices. December 1996 hydrocarbon prices were used in the preparation of this report as required by Securities and Exchange Commission (SEC) and Financial Accounting Standards Bulletin No. 69 (FASB 69) guidelines; however, actual future prices may vary significantly from December 1996 prices. Therefore, volumes of reserves actually recovered and amounts of income actually received may differ from the estimated quantities presented in this report. Our estimates of the proved net reserves attributable to the interests of the Company as of December 31, 1996 are shown below:

                                             Proved Net Reserves
                                            As of December 31, 1996
                                      ----------------------------------
                                         Liquid, Barrels     Gas, MMCF
                                      -------------------- -------------

           Developed and Undeveloped
            United States                    28,270,402        215,946
            Foreign                          21,331,780        144,998
               Total Worldwide               49,602,182        360,944

           Developed
            United States                    25,898,414        192,034
            Foreign                           5,191,993         45,998
               Total Worldwide               31,090,407        238,032


           The "Liquid" reserves shown above are comprised of crude oil, condensate, and natural gas liquids. Natural gas liquids comprise 12 percent of the Company's developed liquid reserves and 9 percent of the Company's developed and undeveloped liquid reserves. All hydrocarbon liquid reserves are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in MMCF at the pressure and temperature bases of the area where the gas reserves are located.

Pogo Producing Company
February 28, 1997
Page 2

          The proved reserves presented in this report comply with the SEC's Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

           Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producibility is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and
     (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

          (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

          (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that

Pogo Producing Company
February 28, 1997
Page 3


          are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

         Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

           The Company has interests in certain tracts which have substantial additional hydrocarbon quantities which cannot be classified as proved and consequently are not included herein. The Company has active exploratory and development drilling programs which may result in the reclassification of significant additional volumes to the proved category.

           In accordance with the requirements of FASB 69, our estimates of future cash inflows, future costs, and future net cash inflows before income tax as of December 31, 1996 from this report and as of December 31, 1995 from our previous report are presented below.


                                                   As of December 31
                                        -------------------------------------
                                               1996               1995
                                        -----------------   -----------------
           Future Cash Inflows            $2,318,113,574      $1,495,319,661

           Future Costs
            Production                    $  504,898,780      $  415,830,130
            Development                      310,839,357         247,017,456
                                          --------------      --------------
             Total Costs                  $  815,738,137      $  662,847,586

           Future Net Cash Inflows
            Before Income Tax             $1,502,375,437      $  832,472,075

           Present Value at 10%
            Before Income Tax             $  954,544,450      $  532,475,185



           Our estimates as of December 31, 1996 and 1995 of future cash inflows, future costs, future net cash inflows before income tax, and present value at 10 percent before income tax are shown individually for total worldwide, total United States (onshore and offshore), and foreign areas in Table No. 2 which is attached.

           The future cash inflows are gross revenues before any deductions. The production costs were based on current data and include production taxes, ad valorem taxes, and certain other items such as transportation costs in addition to the operating costs directly applicable to the individual leases or wells. The development costs were based on current data and include dismantlement and abandonment costs net of salvage for those properties where such costs are considered relatively significant by the company.

           The Company furnished us with gas prices in effect at December 31, 1996 and with its forecasts of future gas prices which take into account SEC guidelines, current market prices, contract prices, and fixed and determinable price escalations where applicable. In accordance with SEC guidelines, the future gas prices used in this report make no allowances for future gas price increases which may occur as a result of inflation nor do they account for seasonal variations in gas prices which may cause future yearly average gas prices to be somewhat lower than December gas prices.

Pogo Producing Company
February 28, 1997
Page 4

For gas sold under contract, the contract gas price including fixed and determinable escalations exclusive of inflation adjustments, was used until the contract expires and then was adjusted to the current market price for the area and held at this adjusted price to depletion of the reserves.

           The Company furnished us with liquid prices in effect at December 31, 1996 and these prices were held constant to depletion of the properties. In accordance with SEC guidelines, changes in liquid prices subsequent to December 31, 1996 were not considered in this report.

           The estimates of future net revenue from the Company's foreign property are based on existing law. Operating costs for the leases and wells in this report were based on the operating expense reports of the Company and include only those costs directly applicable to the leases or wells. When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements. Development costs were furnished to us by the Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The current operating and development costs were held constant throughout the life of the properties. At the request of the Company, their estimate of zero net abandonment costs after salvage value for onshore properties was used in this report. Ryder Scott has not performed a detailed study of the abandonment costs nor the salvage value and makes no warranty for the Company's estimate. The estimated net cost of abandonment after salvage was included for offshore properties where abandonment costs net of salvage are significant. The estimates of the offshore net abandonment costs furnished by the Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments. The Company supplied data on accumulated gas production imbalances which were taken into account in our estimates of future production and income.

           The estimates of reserves presented herein are based upon a detailed study of the properties in which the Company owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. The Company has informed us that they have furnished us all of the accounts, records, geological and engineering data and reports, and other data required for this investigation. The ownership interests, prices, and other factual data furnished by the Company were accepted without independent verification. The estimates presented in this report are based on data available through December 1996.

           The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts. Moreover, estimates of reserves may increase or decrease as a result of future operations.

           In general, we estimate that future gas production rates will continue to be the same as the average rate for the latest available 12 months of actual production until such time that the well or wells are incapable of producing at this rate. The well or wells were then projected to decline at their decreasing delivery capacity rate. Our general policy on estimates of future gas production rates is adjusted when necessary to reflect actual gas market conditions in specific cases. The future production rates from wells now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Wells or locations which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

Pogo Producing Company
February 28, 1997
Page 5

           While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

          Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future cash inflows for the subject properties.

                                   Very truly yours,

                                   RYDER SCOTT COMPANY
                                   PETROLEUM ENGINEERS

                                   /s/ ROBERT M. WAGNER, P.E.

                                   Robert M. Wagner, P.E.
                                   Vice President

                                   TABLE NO. 1

                             POGO PRODUCING COMPANY
                             PROVED NET RESERVE DATA

                                                                                                 United States
                                                       Total Worldwide                     Total Onshore and Offshore
                                           --------------------------------------    --------------------------------------
                                              1996          1995          1994          1996          1995          1994
                                           ----------    ----------    ----------    ----------    ----------    ----------
Net Proved Liquid/1/
Reserves, Barrels
----------------------------------
Developed and Underdeveloped
 Beginning of Year                         45,182,002    33,861,612    28,268,441    26,185,010    26,187,240    22,843,628
  Revisions                                  -499,595       496,849     1,286,984     3,374,647       363,213     1,286,984
  Extensions and Discoveries                9,810,363    11,901,880     6,565,442     3,601,333     4,267,871     4,315,883
  Improved Recovery                                 0             0             0             0             0             0
  Estimated Production                     -4,890,588    -5,078,326    -4,945,677    -4,890,588    -5,078,326    -4,945,677
  Purchase of Reserves In-Place                     0     4,015,131     2,686,919             0       460,156     2,686,919
  Sales of Reserves In-Place                        0       -15,144          -497             0       -15,144          -497
                                           ----------    ----------    ----------    ----------    ----------    ----------
End of Year                                49,602,182    45,182,002    33,861,612    28,270,402    26,185,010    26,187,240

Developed
 Beginning of Year                         22,487,608    24,669,755    20,976,194    22,487,608    24,669,755    20,976,194
 End of Year                               31,090,407    22,487,608    24,669,755    25,898,414    22,487,608    24,669,755

Net Proved Gas
Reserves, Millions of Cubic Feet
----------------------------------
Developed and Undeveloped
 Beginning of Year                            328,061       242,890       232,866       196,454       186,151       199,392
  Revisions                                   -30,034        21,800        -2,558         3,022        16,592        -2,558
  Extensions and Discoveries                  102,039        78,434        49,517        55,592        35,058        26,252
  Improved Recovery                                 0             0             0             0             0             0
  Estimated Production                        -39,122       -44,369       -52,618       -39,122       -44,369       -52,618
  Purchase of Reserves In-Place                     0        30,054        15,792             0         3,770        15,792
  Sales of Reserves In-Place                        0          -748          -109             0          -748          -109
                                           ----------    ----------    ----------    ----------    ----------    ----------
End of Year                                   360,944       328,061       242,890       215,946       196,454       186,151

Developed
 Beginning of Year                            164,679       178,518       183,139       164,679       178,518       183,139
 End of Year                                  238,032       164,679       178,518       192,034       164,679       178,518


                                                          Foreign
                                                      Thailand Offshore
                                           --------------------------------------
                                              1996          1995          1994
                                           ----------    ----------    ----------
Net Proved Liquid/1/
Reserves, Barrels
----------------------------------
Developed and Underdeveloped
 Beginning of Year                         18,996,992     7,674,372     5,424,813
  Revisions                                -3,874,242       133,636             0
  Extensions and Discoveries                6,209,030     7,634,009     2,249,559
  Improved Recovery                                 0             0             0
  Estimated Production                              0             0             0
  Purchase of Reserves In-Place                     0     3,554,975             0
  Sales of Reserves In-Place                        0             0             0
                                           ----------    ----------    ----------
End of Year                                21,331,780    18,996,992     7,674,372

Developed
 Beginning of Year                                  0             0             0
 End of Year                                5,191,993             0             0

Net Proved Gas
Reserves, Millions of Cubic Feet
----------------------------------
Developed and Undeveloped
 Beginning of Year                            131,607        56,739        33,474
  Revisions                                   -33,056         5,208             0
  Extensions and Discoveries                   46,447        43,376        23,265
  Improved Recovery                                 0             0             0
  Estimated Production                              0             0             0
  Purchase of Reserves In-Place                     0        26,284             0
  Sales of Reserves In-Place                        0             0             0
                                           ----------    ----------    ----------
End of Year                                   144,998       131,607        56,739

Developed
 Beginning of Year                                  0             0             0
 End of Year                                   45,998             0             0

-----------------
/1/ Liquid reserves shown above are comprised of crude oil, condensate, and natural gas liquids.

                                   TABLE NO. 2

                             POGO PRODUCING COMPANY
                    CASH INFLOW AND COST DATA (U.S. DOLLARS)




                                                                           United States
                                       Total Worldwide                  Onshore and Offshore              Thailand Offshore
                                      As of December 31                  As of December 31                As of December 31
                                 -------------------------------    -----------------------------    --------------------------
                                      1996             1995               1996           1995            1996          1995
                                 ---------------  --------------    --------------   ------------    ------------   -----------
Future Cash Inflows /1/          $2,318,113,574   $1,495,319,661    $1,491,057,387   $873,577,735    $827,056,187   $621,741,926

Future Costs
 Production /2/                  $  504,898,780   $  415,830,130    $  259,501,165   $208,477,740    $245,397,615   $207,352,390
 Development /3/                    310,839,357      247,017,456       126,085,805    119,819,654     184,753,552    127,197,802
                                 ---------------  --------------    --------------   ------------    ------------   -----------
Total Costs                      $  815,738,137   $  662,847,586    $  385,586,970   $328,297,394    $430,151,167   $334,550,192

Future Cash Inflows
 Before Income Tax               $1,502,375,437   $  832,472,075    $1,105,470,417   $545,280,341    $396,905,020   $287,191,734

Present Value @ 10%
 Before Income Tax               $  954,544,450   $  532,475,185    $  773,126,716   $400,844,626    $181,417,734   $131,630,559

_______________________________
1  Gross revenues before any deductions.
2 Includes production taxes in the U.S.A., SRB taxes in Thailand, ad valorem taxes and certain other items such as transportation charges.
3 Includes future abandonment costs net of salvage for offshore properties where such costs are relatively significant.